UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

YODLEE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98600P 20 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,908,536

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,908,536

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,536

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person PN

(1)         Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus Netherlands Private Equity VIII, C.V. I

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 229,237

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 229,237

9	Aggregate Amount Beneficially Owned by Each Reporting Person 229,237

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (1)

12	Type of Reporting Person FI

(1)         Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons WP — WPVIII Investors, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 22,918

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,918

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,918

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (1)

12	Type of Reporting Person PN

(1)         Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons WP-WPVIII Investors GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 22,918

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,918

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,918

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (1)

12	Type of Reporting Person PN

(1)         Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 22,918

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,918

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,918

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (1)

12	Type of Reporting Person OO

(1)         Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person PN

(1)  Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person OO

(1)   Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9%

12	Type of Reporting Person PN

(1)   Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person OO

(1)   Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person IN

(1)   Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P 20 1		13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,160,691

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,160,691

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,691

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.9% (1)

12	Type of Reporting Person IN

(1)   Calculations are based upon 29,231,720 shares of common stock of the Issuer outstanding as of October 31, 2014, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2014.

SCHEDULE 13G

Item 1(a)	Name of Issuer. The name of the issuer is Yodlee, Inc., a Delaware corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 3600 Bridge Parkway, Suite 200, Redwood City, CA 94065.

Item 2(a)

Name of Person Filing.
This Schedule 13G is filed on behalf of (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”) and two of its affiliated partnerships (a) WP-WP VIII Investors, L.P., a Delaware limited partnership (“WP VIII Investors”), and (b) Warburg Pincus Netherlands Private Equity VIII C.V. I, a company incorporated under the laws of the Netherlands (“WP VIII Netherlands” and together with WP VIII, and WP VIII Investors, the “WP VIII Funds”); (ii) WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP VIII Investors GP”), the general partner of WP VIII Investors; (iii) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP VIII Investors GP; (iv) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the general partner of WP VIII and WP VIII Netherlands and the managing member of WPP GP; (v) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP GP LLC”), the general partner of WP Partners; (vi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP GP LLC; (vii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of the WP VIII Funds; (viii) Charles R. Kaye; and (ix) Joseph P. Landy. Messrs. Kaye and Landy are the Managing General Partners of WP, and the Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons (as defined below). Messrs. Kaye and Landy each is a Citizen of the United States.

Each of Messrs. Kaye and Landy, together with the WP VIII Funds, WP VIII Investors GP, WPP GP, WP Partners, WP GP LLC, WP LLC and WP are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b)	Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c)	Citizenship. See Item 2(a).
Item 2(d)	Title of Class of Securities. Common Stock, par value $0.001 per share (the “Common Stock”).
Item 2(e)	CUSIP Number. 98600P 20 1

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

7,908,536 shares of Common Stock are held directly by WP VIII.  229,237 shares of Common Stock are held directly by WP VIII Netherlands.  22,918 shares of Common Stock are held directly by WP VIII Investors.

WP VIII Investors GP is the general partner of WP VIII Investors. WPP GP is the general partner of WP VIII Investors GP. WP Partners is the general partner of WP VIII and WP VIII Netherlands and the managing member of WPP GP. WP GP LLC is the general partner of WP Partners. WP is the managing member of WP GP LLC. WP LLC is the manager of the WP VIII Funds. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock, other than the shares of Common Stock owned of record by such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock, other than the shares of Common Stock owned of record by such Warburg Pincus Reporting Person.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
Signatures After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY VIII, L.P. By: Warburg Pincus Partners, L.P., its General Partner By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner

02/11/2015
**Signature of Reporting Person	Date

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII C.V. I By: Warburg Pincus Partners, L.P., its General Partner By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner

02/11/2015
**Signature of Reporting Person	Date

WP-WPVIII INVESTORS, L.P. By: WP-WPVIII Investors GP L.P., its General Partner By: WPP GP LLC, its General Partner By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner

02/11/2015
**Signature of Reporting Person	Date

WP-WPVIII INVESTORS GP L.P. By: WPP GP LLC, its General Partner By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner

02/11/2015
**Signature of Reporting Person	Date

WPP GP LLC, By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner

02/11/2015
**Signature of Reporting Person	Date

WARBURG PINCUS PARTNERS, L.P. By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner	02/11/2015
**Signature of Reporting Person	Date

WARBURG PINCUS PARTNERS GP LLC By: Warburg Pincus & Co., its Managing Member By: Name: /s/ Robert B. Knauss Title: Partner	02/11/2015
**Signature of Reporting Person	Date

WARBURG PINCUS & CO. By: Name: /s/ Robert B. Knauss Title: Partner	02/11/2015
**Signature of Reporting Person	Date

WARBURG PINCUS LLC By: Name: /s/ Robert B. Knauss Title: Managing Director	02/11/2015
**Signature of Reporting Person	Date

CHARLES R. KAYE By: Name: /s/ Robert B. Knauss Title: Attorney-in-Fact***	02/11/2015
**Signature of Reporting Person	Date

JOSEPH P. LANDY By: Name: /s/ Robert B. Knauss Title: Attorney-in-Fact***	02/11/2015
**Signature of Reporting Person	Date

***The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.